                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No. _____ )*

                                  BIGMAR, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  089893 10 1
                                 (CUSIP Number)


                                 Cynthia R. May
                                Jericho II, LLC
                               13260 Spencer Road
                            Hemlock, Michigan 48626
                                 (517) 797-5502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 28, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 8 pages)

------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 089893 10 1                                      PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      JERICHO II, LLC     IRS Identification No. 38-3328404
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Michigan
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,500,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP NO. 089893 10 1               13D                    Page 3 of 8 Pages
-------------------------                                  --------------------

Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share ("Common Stock") of Bigmar, Inc. ("Bigmar" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 9711 Sportsman Club Road, Johnstown, Ohio 43031.

Item 2  Identity and Background

     (a) - (c) and (f) This statement is being filed by Jericho II LLC ("Jericho"), a Michigan limited liability company. The principal executive offices of Jericho are located at 13260 Spencer Road, Hemlock, Michigan 48626. Jericho is a private company engaged in investing the funds of its principals in equity and debt securities.

     The name, principal occupation, business address and citizenship of each of the members of Jericho is set forth on Schedule I hereto.

     (d) and (e) During the last five years, neither Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     As more fully described in Item 4 below, pursuant to the terms of a currently exercisable Common Stock Warrant and a currently exercisable Preferred Stock Warrant (each as defined below and collectively, the "Warrants"), Jericho has acquired the right to purchase up to 1,500,000 shares of newly issued Bigmar Common Stock. The exercise price of the Common Stock Warrant is $5.00 per share. The Preferred Warrant is exercisable for Series A Convertible Preferred Stock (the "Preferred Stock") at the price of $2.5625 per share. Under the Company's Certificate of Designation, Preferences and Rights relating to the Preferred Stock, the Preferred Stock is convertible at the option of the holder into shares of Common Stock, initially at the rate of one-to-one. Should Jericho purchase Bigmar Common Stock pursuant to the Warrants, Jericho expects that it would finance such purchase from various sources, including cash on hand or the liquidation of securities held by Jericho.

Item 4.  Purpose of Transaction

Common Stock Warrant. On October 23, 1997, Protyde Pharmaceuticals, Inc. ("Protyde"), a Delaware corporation of which Jericho was a stockholder, sold to Jericho a Warrant to purchase 500,000 shares of Common Stock of Bigmar (the "Common Stock Warrant") in exchange for a

-------------------------                                  --------------------
  CUSIP NO. 089893 10 1               13D                    Page 4 of 8 Pages
-------------------------                                  --------------------

payment of $10,000 by Jericho to Protyde. The Common Stock Warrant has an exercise price of $5.00 per share and expires on July 24, 2002. The Common Stock Warrant is filed as Exhibit 1 hereto.

Preferred Stock Warrant. Jericho received a warrant to purchase 1,000,000 shares of Bigmar's Preferred Stock on May 28, 1998 (the "Preferred Stock Warrant"), as consideration for the execution and delivery of a guaranty by Jericho of Bigmar's obligations to a commercial bank in the amount of up to $6,000,000. The Preferred Stock Warrant has a term of ten years and is currently exercisable at the price of $2.5625 per share. The Preferred Stock is convertible to Common Stock on a one-to-one basis. The conversion rate of the Preferred Stock will adjust for stock splits, dividends, combinations and similar events as well as an anti-dilution adjustment for issuances below $2.5625. The Preferred Stock votes together with the Common Stock and outstanding shares of Preferred Stock carry a vote equal to five times the number of shares of Common Stock into which the Preferred Stock is then convertible. The Preferred Stock has a liquidation preference equal to $2.5625 per share. The Preferred Stock Warrants include a net exercise clause which permits the holder to convert the Preferred Stock Warrants into a number of shares of Common Stock having a fair market value equal to the spread between the exercise price and then fair market value of the Bigmar Common Stock. The Preferred Stock Warrant also provides that shares of Common Stock issued on conversion of the Preferred Stock are entitled to certain piggyback registration rights. The Preferred Stock Warrant is filed as Exhibit 2 hereto. The Certificate of Designation, Preferences and Rights of the Preferred Stock is filed as Exhibit 3 hereto.

     The foregoing summary of the contents of the Warrants is qualified in its entirety by reference to the exhibits hereto.

     Except as set forth in this Item 4, neither Jericho nor, to the best of Jericho' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) Jericho has sole investment power and voting power with respect to the shares of Bigmar Common Stock issuable on exercise of the Warrants. In the aggregate, assuming exercise of the Warrants, Jericho may thus be deemed the beneficial owner of 26.4% of the aggregate of (i) the 4,185,000 shares of Bigmar Common Stock outstanding at May 25, 1998 (as reported on Bigmar's Proxy Statement for the Annual Meeting of Stockholders on June 30,
1998) plus (ii) the 1,500,000 shares issuable on exercise of the Warrants.

     John Tramontana, a member of Jericho and the President and Chief Executive Officer of Bigmar is the beneficial owner of 2,392,031 shares of Bigmar, which includes 125,000 shares issuable on exercise of currently exercisable options.

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  CUSIP NO. 089893 10 1               13D                    Page 5 of 8 Pages
-------------------------                                  --------------------

     Except as set forth above, neither Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of Bigmar Common Stock.

     (c) Neither Jericho nor, to the best of Jericho's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Bigmar Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Bigmar Common Stock issuable on exercise of the Warrants.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as provided in the Warrants and the Certificate of Designation, Preferences and Rights of the Preferred Stock, or as set forth herein, neither Jericho nor, to the best of Jericho's knowledge, any of the individuals named in
Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bigmar, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1  -  Common Stock Purchase Warrants issued by Bigmar, Inc. to
                   Jericho II LLC dated October 23, 1997.

     Exhibit 2  -  Series A Convertible Preferred Stock Purchase Warrant issued by Bigmar, Inc. to Jericho II, LLC dated May 28, 1997.

     Exhibit 3  -  Certificate of Designation, Preferences and Rights of Series
                   A Convertible Preferred Stock of Bigmar, Inc., as filed with the Secretary of State of Delaware, June 5, 1998.

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  CUSIP NO. 089893 10 1               13D                    Page 6 of 8 Pages
-------------------------                                  --------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              JERICHO II, LLC



Date:  July 2, 1998           By:    /s/Cynthia R. May
                                    ------------------------------------
                                    Cynthia R. May
                                    Title:  Member

-------------------------                                  --------------------
  CUSIP NO. 089893 10 1               13D                    Page 7 of 8 Pages
-------------------------                                  --------------------


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF JERICHO II LLC
                               -----------------



     The name, present principal occupation or employment, and business address of each of the members of Jericho II, LLC ("Jericho") is set forth below. Each individual listed below is a citizen of the United States.



Members
-------

Cynthia R. May
Director, Saginaw Control & Engineering
95 Midland Road
Saginaw, MI  468603

Harold Baldauf
Director, Saginaw Control & Engineering
95 Midland Road
Saginaw, MI  468603

John Tramontana
Chairman, Bigmar, Inc.
via Cadepiano 24
CH-6917 Barbengo
SWITZERLAND

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  CUSIP NO. 089893 10 1               13D                    Page 8 of 8 Pages
-------------------------                                  --------------------

                                 EXHIBIT INDEX
                                 -------------


Exhibit                  Description
-------                  -----------


   Exhibit 1  -  Common Stock Purchase Warrants issued by Bigmar, Inc. to
                 Jericho II LLC dated October 23, 1997.

   Exhibit 2  -  Series A Convertible Preferred Stock Purchase Warrant issued by
                 Bigmar, Inc. to Jericho II, LLC dated May 28, 1997.

   Exhibit 3  -  Certificate of Designation, Preferences and Rights of Bigmar,
                 Inc. relating to the Series A Convertible Preferred Stock, as filed with the Secretary of State of Delaware, June 5, 1998.